March 20, 2012

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:	W. John Cash,
Branch Chief

Re:	Alcoa Inc. Form 10-K for Fiscal Year Ended December 31, 2011 Filed February 16, 2012 File No. 1-03610

Dear Mr. Cash:

This letter is to confirm the telephone conversation between you and my colleague on Monday, March 19, 2012, regarding the comment letter dated March 16, 2012 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff”) relating to Alcoa Inc.’s Form 10-K for the fiscal year ended December 31, 2011, filed on February 16, 2012.

As mentioned during the telephone conversation, we are in the process of preparing our response to the Comment Letter. Additionally, we respectfully requested an extension of time to respond to the Comment Letter and were advised that such request would be granted by the Staff. We appreciate the Staff’s willingness to grant our request. We intend to submit our response to you on or before April 30, 2012.

If you have any questions with respect to the foregoing, please contact me at (212) 836-2689 or Graeme Bottger, Vice President and Controller, at (412) 553-2169.

Sincerely,

/s/ Charles D. McLane, Jr.
Charles D. McLane, Jr.
Executive Vice President and Chief Financial Officer